

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Ling Yan
Chief Financial Officer
Gamehaus Holdings Inc.
5th Floor, Building 2, No. 500 Shengxia Road
Pudong New District, Shanghai
The People's Republic of China, 201210

> **Re: Gamehaus Holdings Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted January 29, 2024**
> **CIK No. 0002000530**

Dear Ling Yan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 Filed January 29, 2024

Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 156

1. We note on page F-8 you expect "to complete the reorganization procedure by December 31, 2024." Tell us and disclose whether or not it is a condition to closing the merger that the registrant will hold 100% equity interest in Kuangre SH. If the transaction is structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. Otherwise please advise.

Performance Results of Operations, page 234

2. We note your discussion of key metrics. However, we also note that for your financial projections and elsewhere, you identify Average Revenue per User ("ARPU"), retention rate, and payment rate as being "core indicators." Please clarify whether you consider those to be key performance or operational metrics, and include them for the periods presented. To the extent management does not consider these to be key performance indicators, provide tell us how core indicators differ from key performance metrics and why management does not believe they are material to investors.

Financial Statements
Gamehaus, Inc. and Subsidiaries
Note 1, Organization and Business description
Reorganization, page F-8

3. We note your financial statements retroactively reflect the termination of the VIE Agreements on September 1, 2023 as if it occurred on June 30, 2021. Your basis for retroactively reporting this post-balance sheet transaction is unclear. Please advise us and tell us if you intend to update your financial statements prior to requesting effectiveness.

4. We note of the remaining 23.2284% of the equity interests in Shanghai Kuangre, only 7.65% is owned by Feng Xie while the remaining equity is held by what appear to be other unrelated parties. With a view towards clarifying disclosure, please explain to us the basis for your accounting for this minority interest under generally accepted accounting principles. Specifically address your basis for retroactively reporting the acquisition of this minority interest as if it occurred on June 30, 2021.

Software Development Costs, page F-14

5. Tell us why Gamehaus recognized no amortization expense for capitalized software development costs during the year ended June 30, 2023, in light of its publication of three games during the fiscal year.

Golden Star Acquisition Corporation
Balance Sheet, page F-32

6. We note in your response to prior comment 29 management believes within one year a majority of the funds held in the trust account will be redeemed by its public shareholders and therefore be unavailable to be used for an acquisition of long-term assets. We continue to believe since the funds are restricted as to withdrawal and will be used for other than current operations, i.e., it will be used to fund shareholder redemptions, it should be classified outside of current assets. We refer you to the guidance in ASC 210-10-45-4.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yurui Chen